FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of June 7, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  X   Form 40-F
                                   -----          -----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No  X
                                   -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in
                     connection with Rule 12g3-2(b): 82-   .
                                                        ---

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Summary of the resolutions adopted in the extraordinary general meeting of shareholders of Tenaris S.A. (the "Company") held on June 6, 2007.


                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: June 7, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Extraordinary General Meeting of shareholders of Tenaris S.A. (the "Company") held on June 6, 2007 at 46A, Avenue John F. Kennedy L-1855, Luxembourg at 12:00.


1. The renewal of the validity period of the Company's authorized share capital for a period starting on the date of the general meeting of shareholders and ending on the fifth anniversary of the date of the publication in the Memorial of the deed recording the minutes of such meeting and of the authorisation to the Board to issue shares from time to time within the limits of such authorised share capital against contribution in cash, in kind or by way of incorporation of reserves, at an amount that may not be less than the par value and may include such issue premium as the Board shall decide, while reserving to existing shareholders the preferential right to subscribe for such newly issued shares, except:
a) in circumstances in which the shares are issued for a consideration other than cash;
b) with respect to shares issued as compensation to directors, officers, agents, or employees of the Company, its subsidiaries or affiliates; and
c) with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees of the Company, its subsidiaries or affiliates. Any shares to be issued for the purposes set forth in (b) and (c) may not exceed 1.5% of the Company's issued share capital.

2. The waiver of any preferential subscription rights of existing shareholders provided for by law and the authorisation to the Board to suppress any preferential subscription rights of existing shareholders, each time with respect to issuances of shares under (a), (b) and (c) above, and the acknowledgement and approval of the report of the Board on the authorised share capital and the proposed waiver and authorisation to the Board with respect to such issuances.

The meeting resolved to renew the validity period of the Company's authorized share capital for a period starting on the date of the general meeting of shareholders and ending on the fifth anniversary of the date of the publication in the Memorial of the deed recording the minutes of such meeting.

The meeting resolved to renew the authorization to the Board to issue shares from time to time within the limits of such authorized share capital against contribution in cash, in kind or by way of incorporation of reserves, at an amount that may not be less than the par value and may include such issue premium as the Board shall decide, while reserving to existing shareholders the preferential right to subscribe for such newly issued shares, except:
a) in circumstances in which the shares are issued for a consideration other than cash;
b) with respect to shares issued as compensation to directors, officers, agents, or employees of the Com-pany, its subsidiaries or affiliates; and
c) with respect to shares issued to satisfy conversion or option rights created to provide compensation to di-rectors, officers, agents or employees of the Company, its subsidiaries or affiliates.

The meeting resolved that any shares to be issued for the purposes set forth in
(b) and (c) may not exceed 1.5% of the Company's issued share capital.

The meeting resolved to waive any preemptive subscription rights of existing shareholders provided for by law and to authorize the Board to suppress any preemptive subscription rights of existing shareholders, each time with respect to issuance of shares under items (a), (b) and (c) of the above agenda.

The meeting acknowledged and approved the report by the Board of Directors on the authorized share capital and the waiver of preemptive subscription rights pursuant to article 32-3(5) of Luxemburg Company Law